

February 29, 2012

Via E-mail
John J. Sherman
President
Inergy, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, MO 64112

      Re: Inergy, L.P.
            Form 10-K for the Fiscal Year Ended September 30, 2011
            Filed November 16, 2011
            File No. 000-32453

Dear Mr. Sherman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Liquidity and Sources of Capital, page 62

1. Here or in an appropriate place in your Management's Discussion and Analysis, please elaborate upon any trends associated with your increased indebtedness and reduced net cash flow from operations, with a view to supporting your statement that you believe you will be able to satisfy your liquidity needs in the future. In this regard, and as examples only, we note that the outstanding amounts under your Credit Agreement as of the end of your fiscal year have increased over the prior year and that you have been unable to generate sufficient cash to cover the total amount of distributions paid for the calendar year ending December 31, 2011.

John J. Sherman
Inergy, L.P.
February 29, 2012
Page 2

2. In an appropriate place in this discussion, disclose your material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. Refer to Item 303(a)(2)(i) of Regulation S-K. In this regard, we note your reference to capital expansion projects with respect to your midstream operations, however, it is not clear to what extent your propane business contemplates such expenditures.

Description of Credit Facility, page 64

3. We note that you disclose your ratio of total funded debt to consolidated EBITDA and your ratio of consolidated EBITDA to consolidated interest expense as of September 30, 2011. Please also disclose your ratio of senior secured funded debt to consolidated EBITDA as of September 30, 2011, with a view towards disclosing to investors how much room you have under each of the financial covenants disclosed on page 66 or tell us why you believe such disclosure is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director